Exhibit 13

January 3, 2021

DELIVERY VIA EMAIL

Lou Maroun

Chairman, Governance and Nominating Committee

Brookfield Property Partners Limited

Hamilton, Bermuda

Email: ljmaroun@sigmarea.com

Re: Proposed Acquisition of Brookfield Property Partners LP

Dear Lou:

Brookfield Asset Management Inc. (“Brookfield”) is pleased to submit the following non-binding proposal for the acquisition of all of the outstanding equity units of Brookfield Property Partners LP (“BPY” or the “Partnership”) not currently owned by Brookfield and its affiliates (the “Units”). It is Brookfield’s desire to proceed with a transaction with the support of the Board of Directors of the Partnership’s general partner.

We would propose to acquire all of the Units for a price of US$16.50 per Unit. Each unitholder can elect to receive, any of $16.50 in cash, 0.40 Class A limited voting shares of Brookfield (“Brookfield Shares”), or 0.66 of BPY preferred units with a liquidation preference of $25 per unit (subject to pro-ration) per Unit. Pro-ration will be based on a maximum cash consideration of $2.95 billion (50% of the total value), a maximum of 59.5 million Brookfield Shares and a maximum value of $500 million of BPY preferred units. If unitholders collectively elect to receive in excess of $500 million BPY preferred units, the amount of BPY preferred units can increase to a maximum of $1.0 billion, offset against the maximum amount of Brookfield Shares. The maximum amount of cash consideration would not be affected.

The $16.50 per unit price represents a premium of 14.9% and 14.0%, respectively, to the closing price of the Units on the Toronto Stock Exchange (“TSX”) and Nasdaq Stock Market (“Nasdaq”) on December 31, 2020. This price also represents a premium of 8.9% and 29.4%, respectively, to the 30-day and 180-day volume-weighted average price of the Units on the Nasdaq.

Brookfield will ensure that holders of the Class A Stock, par value $0.01 per share, of Brookfield Property REIT Inc. (“BPYU”) will be entitled to receive the same per share consideration as BPY unitholders under the proposal upon exchange of their shares into Units. Brookfield is not proposing to acquire other securities of BPY and its subsidiaries, which are expected to remain outstanding.

We believe that:

•

The $16.50 per unit price represents a premium of 14.9% and 14.0%, respectively, to the closing price of the Units on the TSX and Nasdaq on December 31, 2020. This price also represents a premium of 8.9% and 29.4%, respectively, to the 30-day and 180-day volume-weighted average price of the Units on the Nasdaq.

•	BPY’s unit price hit an all-time low of $7.10 in March 2020 when concerns and uncertainty related to the COVID-19 pandemic were at their apex.

•

The transaction presents an excellent opportunity for BPY’s public unitholders to either monetize their units in cash at a premium to recent trading prices, continue to invest with Brookfield in the upside of the portfolio via Brookfield shares or select BPY preferred units designed for income-oriented investors who would like to maintain similar dividend income which they receive from BPY today in a preferred instrument based on what is best for them.

We would ask that the Board of Directors of the Partnership’s general partner promptly begin a process to review the proposal and appoint a Special Committee of independent directors to commission an independent valuation of the Units. In the meantime, we would like to work with representatives of the Partnership regarding an acquisition structure that would be mutually beneficial to the Partnership and its unitholders, as well as to Brookfield.

We would seek to enter into a definitive agreement with the Partnership governing the terms of the proposed transaction as soon as possible thereafter. The agreement would be in a form that is customary in the circumstances and would include, among other terms, provisions for support of the transaction and limited representations, warranties, covenants and conditions to closing.

We would also like to take this opportunity to confirm that we are interested only in acquiring the Units at this time and are not prepared to pursue any alternative transaction which would result in the selling of our interest in the Partnership or the acquisition by a third party of the Units of the Partnership we do not already own.

Further, in accordance with our timely disclosure obligations, we will be issuing a press release describing our proposal pre-market tomorrow morning, a copy of which is enclosed for your reference. As required by applicable law, we intend to promptly file an amended Schedule 13D (and corresponding “early warning” report) reflecting our having made this proposal.

This letter does not constitute a binding agreement between us, nor does it impose any binding obligations or liabilities on either of us. Any binding agreement or obligation with respect to the proposed transaction would arise only upon the execution of a definitive agreement.

We hope that we are able to advance this process as quickly as reasonably practicable to minimize uncertainty for the Partnership and its unitholders, employees and other stakeholders. We trust that you will see the merits of this proposal and we look forward to working with the Partnership, its Board and Special Committee.

Yours very truly,

/s/ J. Bruce Flatt
J. Bruce Flatt
Chief Executive Officer